FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING:	NORTHROP GRUMMAN CORPORATION’S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

Note: With respect to Northrop Grumman: Certain statements and assumptions in this press conference contain or are based on “forward-looking” information (that Northrop Grumman believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such “forward-looking” information includes, among other things, the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman’s control. These include completion of the merger, governmental regulatory processes, Northrop Grumman’s ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. Northrop Grumman’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman’s successful performance of internal plans; government customers’ budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support, information technology; naval vessels, space systems and related technologies, as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman reports on Form 10-K and Form 10-Q. In addition, there can be no assurance: regarding the completion of the merger or other transactions described, the receipt of necessary government approvals, or the satisfaction of any other conditions to the merger.

Note: With respect to TRW: This transcript contains certain “forward-looking statements” that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. However, TRW shareholders should be aware that the preparation of any forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside of TRW’s control. Further, TRW’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and determination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumers debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers and suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the ability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel.

In addition, there can be no assurance: regarding the completion of the merger, the receipt of necessary government approvals, or the completion of the sale of the aeronautical systems business. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such factors and assumptions to be realized may also cause actual results to differ materially from those discussed. TRW assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman stock. Northrop Grumman and TRW will file and deliver all forms, proxy statements, notices and documents required under state and federal law with respect to the merger described in the press conference.

The following is a transcript of the press conference held on Monday, July 1, 2002.

ROSANNE O’BRIEN, CORPORATE VICE PRESIDENT, COMMUNICATIONS, NORTHROP GRUMMAN: Well, welcome, everybody. I think we’ll get started.

I’m Rosanne O’Brien, Corporate Vice President of Communications at Northrop Grumman. Also with me today are Frank Moore in person and Randy Belote by phone, who are part of my department. And Priscilla Luce is here, Head of Communications for TRW. So she’ll also be able to help with any questions.

This is being live. This conference is being also Webcast. And also, reporters will be able to call in by phone. I understand we didn’t have quite enough lines to the analyst conference. So hopefully, some of the investors will call in on this line.

We’re going to have a few short remarks from Kent Kresa, Northrop Grumman’s Chairman and CEO and Phil Odeen, TRW’s Chairman. Then we’ll take questions. And we’ll also be available for one-on-one following the conference.

I guess this is a very exciting day for us. And now, it gives me great pleasure to introduce our Chairman and CEO, Kent Kresa.

KENT KRESA, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, NORTHROP GRUMMAN: Well, thank you very much, Rosanne, and good morning to all of you. And really, thanks for joining us on such short notice.

I assume that you’ve all had an opportunity to read the press release we issued early this morning. And after my brief remarks, and Phil’s, we’ll be glad to answer whatever (ph) questions you may have about the company or the transaction.

Let me begin – Yes?. Going (ph) to take the water (ph). That’s right. The press people already asked me that before.

Let me begin by saying that on behalf of our entire senior management team and our board of directors, today is, indeed, a very exciting, in fact, historic day for Northrop Grumman.

As you saw from today’s announcement, Northrop Grumman and TRW have reached an agreement whereby Northrop Grumman will acquire all the outstanding shares of TRW for a value of $60 per share of Northrop Grumman stock in addition to offering full value for the share — for the shareholders of TRW and a future participation in the exciting prospects of the combined Northrop Grumman.

This merger enhances the competitive landscape in areas most critical to our nation’s future defense. This is a potent combination of superior technology and employee talent and one that will yield powerful solutions in response to the challenges of 21st century national defense and homeland security.

At the same time, we are strengthening competition in our industry. There’s no doubt in my mind that the combination of our two companies is in the best interest of the its shareholders, its employees and in the best interest of the government and for our national defense and for homeland security.

Many of you have heard me say over the last several months that Northrop Grumman has a future, a great future with or without TRW. This is clearly demonstrated by our recent contract wins across the board, including the DD(X), Deepwater and Joint Strike Fighter.

At the same time, I cannot convey strongly enough the excitement we feel over what Northrop Grumman and TRW can accomplish together in the future.

The acquisition of TRW adds an additional critical node (ph), space, to our robust platform and systems capabilities on the ground, at sea and in the air. The future is just much more brighter for us and our new colleagues and fellow shareholders from TRW.

We’ve talked about this transformation that was begun in the early 1990s. With every acquisition, this transformation has become more complete and more compelling. We’ve aggressively pursued our strategic vision over the last decade.

Our goal has been to put Northrop Grumman in the best possible position to capture the benefits of a transformational and accelerated defense spending cycle. Our strategy has been on target and we believe is well timed.

TRW’s space and information technology businesses will further enhance our position and participation in some of the fastest growing areas of the defense budget.

The final transaction price of $60 per share reflects our excellent impressions from nearly a month of due diligence, investigations and analysis from examining both the corporate structure, their operations, the contracts, the benefits and the environmental issues.

As we have said before, we plan to either sell or spin TRW Automotive. In either case, that business will be a well capitalized and very competitive business for its people and for shareholders and its customers.

Our pro forma base case, on which our analysis and estimates are based, assumes that we sell Automotive simultaneously with the close — with the close of this transaction. The price also reflects the sale of the aeronautics business, which has already been negotiated between TRW and Goodrich and which is expected to close by the end of the fourth quarter.

We’re confident that neither the Department of Defense nor the Department of Justice will have any significant antitrust concerns, nor for that matter, should the EU. And we expect the acquisition to close by the end of this year.

Yes, today is a very exciting day for Northrop Grumman and TRW shareholders, our collective employees and clearly, for the military preparedness of the United States of America.

And now, I’d like to turn this — the podium over to Phil Odeen, the CEO of TRW, who would like to make a few comments on the transaction. Phil?

PHILIP ODEEN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, TRW: Thank you very much. And welcome. It’s a great pleasure to be here with Kent and his colleagues, his team from Northrop Grumman.

Many of you have been speculating for at least four months now about this whole process and how it would turn out. Well, the speculation is over and the outcome, I think, is absolutely a terrific one for our customers, our shareholders and the new combined businesses, the new Northrop Grumman.

It is, I think, in every respect, a real achievement in terms of the benefits for our shareholders, our customers and our employees. Northrop Grumman is a great company. Once this merger is complete, TRW technologies, expertise and people will help create the world’s second largest defense company focused on defense intelligence and related technology markets.

Over the years, our companies have had a number of discussions concerning the benefits of combining the two strong companies. We’ve long recognized the great potential such a merger would bring. And I’m truly excited about the prospects. The new Northrop Grumman will possess an even broader set of capabilities.

What TRW brings to the new company is significant: communications from space, to the land battlefield, to emergency command centers; missile defense, including a range of laser weapons, space-based warning systems and battle management for the mid-course national defense system; intelligence capabilities ranging from space-based systems to extensive data management and analysis capability.

And new customers in areas where they don’t have a strong presence, such as the Missile Defense Agency, the Army and a number of non-defense federal agencies will strengthen them, as well.

Make no mistake. The merger is a culmination of the TRW board’s unwavering commitment to shareholder value. But actions speak louder than words. We had an aggressive program and we’ve done everything we said we would do.

We began the process to separate our Automotive business from Space and Electronics. We reached an agreement to sell Aeronautical Systems. And today, we announced our merger with Northrop Grumman. And all of this was achieved while we were meeting or exceeding our commitments with strong operating performance.

After careful consideration, our board unanimously came to the decision that Northrop Grumman’s proposal clearly provides the best value for our shareholders.

I’m delighted with this transaction and pleased to be here with Kent for this really momentous event, which we think represents a real win for the shareholders, our customers and a new Northrop Grumman. Thank you very much.

KRESA: We’ll now be happy to answer your questions. Yes?

UNIDENTIFIED CALLER: (INAUDIBLE) significant increase on your initial bid. How was that possible (ph) (INAUDIBLE)?

KRESA: Well, as I have said — we said several months ago when we started this process that we wanted to do due diligence. We were prepared to pay more if we could find the value that the TRW folks claimed was there. I can say with a very, very detailed evaluation that, indeed, that value is there.

And I might point out that the value in dollars obviously went up about 27 percent from our first offer. But the actual currency we’re using is Northrop Grumman’s stock price. And that’s only up 10 percent. So we’ve essentially moved 10 percent in cost in the last — since our first offer.

Anyway, we’re very happy. We believe the value is there. This is a great company. They’ve got great assets and great people. And it will — we’ll do very, very well in the future.

Yes?

UNIDENTIFIED CALLER: Yes. (INAUDIBLE) outside (ph) that income from the AP, is the TRW name going to disappear and when?

KRESA: The TRW name clearly is extremely important and has lots of currency and value, particularly in the automotive industry. And I would believe that it will — it will clearly stay as a major element in the automotive end (ph).

With respect to the military side, it will most likely not continue. That’s a decision we have to make. But it’s most likely we, as we have done in other acquisitions, we have used the Northrop Grumman name as the principal element. But that will be decided in the near future. TRW will remain, however, because of its importance in the automotive industry.

Yes?

UNIDENTIFIED CALLER: Is there a breakup fee?

KRESA: Yes, there is. It’s $275 million.

UNIDENTIFIED COMPANY REPRESENTATIVE: A very shy group here today, Kent.

KRESA: Shy group. I can’t believe it. Yes.

UNIDENTIFIED CALLER: I’m wondering if you could talk a little bit more about your anticipated approval in the EU? No one thought that the GE/Honeywell deal was going to go down the tubes there. Looking back at that, was that significant in terms of your preparation for evaluating whether you could get EU approval?

KRESA: The — I guess what — we do not believe this will be a problem. With respect to automotive, there’s really no change with us acquiring the company. There’s no change there. So that’s the major piece. With respect to the military pieces, there’s really no particular overlap between the two of us nor would there really be a concern, I believe (ph).

So the real issue is on the automotive side. And again, there’s no change with Northrop Grumman. We’re not changing the landscape one way — in any way. Clearly, the acquisition by Goodrich of the Aeronautical Systems has an EU component, as well.

And maybe you can comment about that.

ODEEN: Yes. We have — on the Aeronautical Systems purchase by Goodrich, we feel very good about that, as well. ASG was really adding a range of new capabilities to the Goodrich portfolio.

So there was very, very little overlap. It’s really a way for them to broadly extend their capabilities. And so, there’s no issue there. And we are very confident that’ll get approved in due course.

UNIDENTIFIED CALLER: Mr. Kresa, could you tell us what arrangements you have in place?

KRESA: Say that again, please.

UNIDENTIFIED CALLER: If you could tell us what arrangements you have in place against potential asbestos liabilities?

KRESA: Arrangements we have against liabilities — oh, asbestos. I’m sorry. I missed that. OK. Well, we did an — this was clearly a very important element that we were very concerned about. And it was a very important part of our due diligence.

We hired a literal army of advisors to come and help us in that due diligence. It was one of the important reasons that we insisted that our — any of our offers, any of the offer that we made is subject to due diligence. And we wanted to have a detailed review.

The TRW board has said all along, in all our filings, that they did not believe it was material. I can tell you that we and all of our advisors agree with that position. And so, we’re very comfortable with the materiality of whether or not the asbestos would be a problem. And we do believe it is definitely not.

Further, let me state that with respect to Automotive, we are spinning the Automotive off into a viable company from day one. And that company, obviously, will retain the Automotive element. So that’s — but we don’t believe there’s a problem there either.

And you may want to comment from a TRW perspective.

ODEEN: Yes. As we’ve said repeatedly, we do not think there’s a material risk there. We have very limited numbers of suits (ph). The costs have been very low to handle them. We’ve spent, you know, like a max, I think one year, 150,000 total, including outside law help. And we have very good insurance coverage. So we feel very comfortable that it’s not material.

KRESA: Yes.

LESLIE GERSEN (ph), “BLOOMBERG NEWS”: Leslie Gersen (ph), “Bloomberg News.” Can you talk about potential layoffs from this agreement?

KRESA: Yes. I can say that with respect to the operating folks, we see no layoffs. In fact, we see a growing company and a growing need.

With respect to the corporate headquarters, we have announced that we would close that. So there is a layoff that will be occurring in the Cleveland area. I don’t know the details yet of that. I don’t know the total — I forget the total number of people. But certainly that’s an area where we will have layoffs.

We also are a growing company. We will be looking at those people. They’re a great asset. And hopefully, we can find other places for them within the corporation.

UNIDENTIFIED CALLER: (INAUDIBLE) on the point (ph) of your (ph) antitrust. Do you expect to (INAUDIBLE) divestment (INAUDIBLE), et cetera?

KRESA: Yes. We don’t believe so. We believe that there will be no need for divestments of any assets within this company for the future. There could be some programs that we would have to change the structure of because of the relationships that we would have between things that Northrop Grumman does and TRW.

But they’re very small numbers. It’s less than the number that we had at Litton with (ph) the Litton acquisition. So we do not see this as a major issue at all.

KRESA: Yes.

CHRISTO (ph), “FINANCIAL TIMES”: Christo (ph), the “Financial Times.” We’ve heard from TRW about their, sort of, view of the automotive industry and how it’s changing and how it might affect the eventual spin (ph).

I’d like to hear, perhaps Northrop’s view on that and also the difference between the simultaneous sell or spin (ph) at the close and their (ph) expected November spending.

KRESA: I would — I can’t comment on TRW’s view. Our view of it is that the business is a very, very good business, excellent products, excellent people and a great future.

It’s a business that’s not strategically tied to where Northrop Grumman is or wishes to go and, therefore, it’s in the best interests of all that it should be separated.

We — our plan will be clearly similar to the TRW plan, which is to create a very viable, strong automotive company. It will be one of the largest in the world, that can support its customers in a very strong way. And that’s certainly part of our criteria.

So we see that exactly in the same way, that we have value. We assume that it has certain value. Since we’re in the process of either selling it or spinning it, I don’t want to discuss that. That’s, sort of, an M&A activity, if you want to think about that in that light.

So I won’t talk about any of the details there other than to say that we are convinced that this can be — this transaction can be completed sometime this year. We’ve just put the date at the end of the year as we’ve shown all of our data assuming the end of the year. But we would hopefully be able to even close earlier. And we’ll be moving to close this as soon as we can.

UNIDENTIFIED CALLER: Kent?

KRESA: Yes.

UNIDENTIFIED CALLER: Sticking with the auto business, how much of TRW’s debt will go with the auto business when you spin or sell it off?

KRESA: That will be — the exact number will be determined depending on the particular arrangement that we will have. But I can say that it will be sufficient so that it can be — it’ll be a very strong company with good credit rating. And there was some pro forma numbers that TRW put together. We’ve used that kind of number as the baseline. But it could be more.

UNIDENTIFIED CALLER: (INAUDIBLE)?

KRESA: No. Again, it’s something — you have to look at this as M&A, (INAUDIBLE). And we don’t — we don’t talk about M&A. It’s a little early. It’s premature. And we’re — we’ll be dealing with several players in this game.

And we — obviously, the principal objective — the objectives we have is number one, to ensure that it’s a very strong company going forward. The automotive is very strong going forward. That’s number one. Number two is to get the maximum return for our shareholders for that — for that element. And those two - those are the guiding principles.

CAROL ZIMMER (ph), BLOOMBERG RADIO: Carol Zimmer (ph), Bloomberg Radio. This acquisition is occurring in an atmosphere of eroding investor confidence. I’m wondering whether this has affected you in any way?

KRESA: Well, I would — I would hope not. I think one of the nice things or that one of the good things about our industry is that we are — in the defense business, we are very closely tied to the government in terms of their own audit. It’s probably even more than happens in most other industries.

We take our business very seriously. And I certainly can speak very much for Northrop Grumman that, you know, we’re appalled at all the things that have come out. And certainly, that is not any way part of the philosophy of the way we run this company. I think you can say the same thing.

So it’s too bad it’s in the — it’s in the backdrop of that. But our principal interests are to create a very important company for the defense of the United States. We take that requirement and that focus very, very seriously. And we think that we are — we are a very viable company with a — with a great future.

ODEEN: Let me just add a comment to that. As part of our process, because we’re taking Northrop stock, we did a very thorough due diligence on Northrop Grumman. And our board was very insistent that we look at the numbers, we look at the contracts and we look at liabilities.

And we really went through it very, very thoroughly. We had 40 people in every conceivable area of expertise working that problem, including our outside auditors. And we discussed that with the board yesterday. And I think everyone was very comfortable that there were no issues of that kind.

And, obviously, given the environment, the board wants to be absolutely convinced that there were no issues there. And we are extremely comfortable that there are no issues of that type. And I can assure you, on our sides, there is nothing either. And they, of course, looked at us pretty hard, as well.

KRESA: We looked hard too.

ZIMMER (ph)(?): As a follow up to that, I’m wondering, in these times of antiterrorist activities and heightened defense precautions, how — if you can tell us specifically how that has affected your business?

KRESA: Well, it certainly — we are a community or an industry that certainly is going to be here to support the homeland security activities.

Lots of the technology that we have, from surveillance, from space through airplanes, all (ph) down to the ground and the tremendous databases and the manipulation of data and in the intelligence world and so forth is what we do for the defense industry, what we do for our customer, which is mostly the intelligence communities and the Defense Department.

We see being able to turn this to homeland security in a very important way. And we’re certainly making these kinds of technologies — making people aware in the homeland security areas how this can be used.

I won’t speak any more of (ph) that. But we believe that this will be a growing business for Northrop Grumman going forward.

UNIDENTIFIED COMPANY REPRESENTATIVE: (INAUDIBLE), do you have anything?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, let me just comment that as — when you see our quarterly numbers, you’ll see that we have strong growth in our systems-based electronics business. And we have very — expect very strong growth in the second half, as well. And in part, that reflects additional work we’re getting because of the homeland security area.

And so, we think it’s, again, very promising. And among our strength, the intelligence community, I believe, will be a factor in that growth.

And that’s something that we’ll be bringing to Northrop Grumman to really strengthen their already substantial capability there, as well as a range of other areas for homeland security.

So we believe there’s a lot of value there and a lot of upside for our business and now obviously for the combined company.

UNIDENTIFIED COMPANY REPRESENTATIVE: Hear, hear (ph).

O’BRIEN: I know we also have a lot of journalists on the phone. So, operator, do you want to start the questions?

UNIDENTIFIED COMPANY REPRESENTATIVE: Is the operator there?

O’BRIEN: The operator was...

OPERATOR: Can you hear me? Can you hear me? Hello.

UNIDENTIFIED COMPANY REPRESENTATIVE: Do we have an operator?

O’BRIEN: Well, we did.

OPERATOR: Yes. Can you hear me?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yes.

UNIDENTIFIED COMPANY REPRESENTATIVE: I hear you.

OPERATOR: OK. Then our first question is from Matt Lakey (ph), of “Sun Newspaper (ph).”

MATT LAKEY (ph), “SUN NEWSPAPER (ph)”: Kent, how soon will Northrop Grumman close the Cleveland headquarters?

KRESA: Well, Matt (ph), I don’t really know. As soon as it makes the most sense. We — there are obviously people there who are very much involved in the pension issues and many of the corporate governance issues at TRW. We have to carefully deal with that.

And as we integrate the businesses together and we’re going to need those people to work that, we’re going to try to do all that as rapidly as we can. Obviously, it’ll be after closure.

We won’t start any process prior to closure and — other than planning. We’ll do some planning. And we’d like to do that as quickly as possible. But I am not in (ph) a position to say exactly when that will occur or how long.

LAKEY (ph): Thank you.

OPERATOR: And our next question is from Frank Wolf (ph), of “Defense Daily.”

FRANK WOLF (ph), “DEFENSE DAILY”: Yes. Mr. Kresa, I just wanted to ask what you feel the overall effect will be of assuming $4 billion in debt in terms of the combined companies finances?

KRESA: Well, that’s interesting. Because this is an all stock transaction, the debt-to-cap actually decreases dramatically for the new company, including adding that debt into — onto our balance sheet. We closed at a debt-to-cap of about 40 percent at the end of the first quarter.

After this transaction, we think the number will be at the low side of our 30-percent minimum. It may be below that. So we — as far as the strength of the new company, it’s tremendous. It’s greater than our company is today.

OPERATOR: Thank you. And our next question is from James Bernstein (ph).

JAMES BERNSTEIN (ph): Good morning, gentlemen. Mr. Kresa, I just want to ask you if this is the largest acquisition Northrop Grumman has made? You know, taking into account Litton and, you know, some of the others in terms of either revenue or something like that, is this is the largest deal you’ve done?

KRESA: Yes, it is. The largest — this is the largest deal we have done. And, you know, we’re really — we’re really excited about it. It really fits.

BERNSTEIN (ph): Thank you.

OPERATOR: Thank you. And our next question is from Phil O’Donnell (ph). Mr. O’Donnell (ph), your line is open.

UNIDENTIFIED COMPANY REPRESENTATIVE: Phil (ph) must be in the news room.

OPERATOR: Then (ph) I am showing no further questions.

Actually, we do have a question from Elliott Glacier (ph).

ELLIOTT GLACIER (ph): Hi. Hi, Kent. Congratulations on a success to a long, involved process. Could you give us some idea of what the Northrop Grumman annual pension expense was before this deal and what the Northrop Grumman annual pension expense is going to be after this deal?

KRESA: I can’t — I don’t have the numbers with me. I’m sorry, Elliott (ph). I can say that we’ve been overfunded at Northrop Grumman for some time, including this year. But if the market — as the market has been responding, that may not be the case for the future.

We are making a projection that we will have pension expense going forward – 175 million is the estimate. We’ll have an expense of 175 million a year going forward.

GLACIER (ph): Is that a material increase per share before and after?

KRESA: No. No. And it’s built into our guidance.

GLACIER (ph): OK. And isn’t the TRW plan over funded? And is there any advantage to Northrop having this TRW plan over funded?

ODEEN: Yes. The — our UK plan was overfunded, which is — was part of the auto business. So we don’t — we did have pension income. We do have pension income. But we don’t — that will not be the...

UNIDENTIFIED COMPANY REPRESENTATIVE: Future expense will be trivial, will not be a factor.

UNIDENTIFIED COMPANY REPRESENTATIVE: Right. And, of course, the UK pension will travel with both the automotive and the aeronautical piece. So it will not be part of the new Northrop Grumman Corporation.

GLACIER (ph): OK. And lastly, in terms of its affects on equity, shareholders equity, would there be a difference between selling Automotive and spinning Automotive. And what would that difference be within certain ranges?

KRESA: Well, there’s — there is a range. Yes, there will be some differences. There’s differences in how it will affect the shareholder. But in terms of the economic value, we’ve given some ranges in what our economic earnings per share would be, assuming a sale.

It would change somewhat if we were to do a spin. But again, if we do a spin, the value of that entity is still there. So it — so it should very much be the same but in a different currency.

Again, we’re most interested in assuring that we get the best arrangement for our shareholders, the best value. And there are many ways of going forward and doing this. We’re in a — I think in a very positive situation that there’s great interest here.

So we’re going to be able to do this thing and we’re going to do it to maximize the return with the realization that this is an important business for the future and the business will be a strong business going forward.

GLACIER (ph): Thank you.

OPERATOR: Thank you. And our next question is from Frank Wolf (ph).

WOLF (ph): Yes. Mr. Odeen, just had a question. Just in terms of — you know, TRW has always been a fairly independent-minded company. And I’m wondering if you see any kind of cultural — you know, corporate culture problems for integrating TRW into Northrop Grumman? And if you don’t see such a problem, what’s the reason that there isn’t a problem?

ODEEN: Frank (ph), I don’t see any big issues. We know them very well. We work with them. We team with them. We compete with them. Our people work together. They know one another. And our people feel very good about this.

And we have — I have spent, I can assure you, a lot of time with our people in the Systems, Space and Electronics business on this issue. And I believe they are and will be very comfortable with their new home.

The fact that Ron Sugar is the President and Chief Operating Officer and Ron, as you may know, actually ran that business, Systems, Space and Electronics, for about a year-and-a-half. Actually, I worked for Ron for a while.

UNIDENTIFIED COMPANY REPRESENTATIVE: Right.

ODEEN: All of our senior people know him well. And there’s — I think that gives additional comfort to the fact that they’re both fine companies with high ethical standards, a real focus on customers. And I believe the transition will be — will go smoothly.

WOLF (ph): OK. And, Mr. Kresa, what do you think in terms of just TRW’s top program, from your perspective? And, you know, (INAUDIBLE), for example, has had some issues in the past. I’m wondering if you have any thoughts on ways of restructuring that so it doesn’t come under fire from Congress and actually from the administration from some — from some — in the future?

KRESA: Frank (ph), before I answer that, let me just tag on to Phil’s statement...

WOLF (ph): OK.

KRESA: ... with respect to the integration. I believe the cultures of the two companies are very, very similar, really looking at excellence and being very excited about developing next generation technologies and systems and so forth. Plus — so I agree fully with all you’ve said and the fact that Ron’s going to — is with us also makes it a net (ph) plus.

Further than that, you have to recognize that Northrop Grumman is a company that has grown and has, I think, been very successful in integrating companies. We do that because we really treat people with respect. We welcome new people into the company.

I many times say that Northrop Grumman — Northrop — the new Northrop Grumman is a company of immigrants. If you think about the company over the last decade from where we started, only about 10 percent of the people are originally from the core company. We’re from all various companies. And we think like immigrants.

So we’re excited about the future. We honor our pasts. We’re delighted in the histories and all the great things that each one of our companies has done independently.

But the only thing that matters is what we do together and where we’re going and how well we can do in the future with this company. That has been the hallmark of the company to date.

And I think we’ve done very, very well in integrating all these various 15 companies and 15 cultures into Northrop Grumman. And I see that only being a positive with respect to bringing the great people of TRW into the fold.

Now, with respect to your second question, we don’t really see any major problem areas. You’ve talked about SBIRS Low (ph). That’s a new program that’s developing.

Northrop Grumman is involved in that program, as well. It has its own growing pains as does all programs. And we need to continue diligence on that, as well as all the other programs that are ongoing. But no, I don’t see anything unique in the TRW structure that we have to pay extra attention to.

WOLF (ph): OK.

OPERATOR: Thank you. And our next question is from Clifford Anthony (ph).

CLIFFORD ANTHONY (ph): Hi. This question is for Mr. Kresa. I just want to know what will happen to the property in Lyndhurst (ph) once the takeover (ph) is over and you close the office of Lyndhurst (ph)?

ODEEN: Well, I — as Kent has said, — we will be closing that headquarters in due course. It’ll take a while. There’s a lot to be done between now and closing. And even after closing, there’ll be a lot of things that require the expertise of the people there.

But we will be closing that headquarters. And we’ll be looking, I’m sure, planning over the next weeks and months as to what the best way to dispose of it. It’s a wonderful piece of property. But we’ll be looking at that problem between now and closing. By that time, I suspect we’ll have a pretty clear plan as to how to proceed.

ANTHONY (ph): Thank you.

OPERATOR: And our next question is from Kiva Garren (ph). Kiva Garren (ph), your line is open.

UNIDENTIFIED COMPANY REPRESENTATIVE: OK. Let’s take a couple — let’s take a couple here. Yes.

ENRI (ph)(?): Phil, are you sticking around until the deal closes or your what’s your plan?

ODEEN: Yes. The question is am I sticking around until the deal closes? Absolutely. I’ll be here. And there’s a lot to be done Enri (ph). And I can assure you — I can assure my colleagues at TRW, I’ll be there working with them to make sure we get this done, and done well, and done expeditiously.

We also have a business to run, you may recall. We’ll be operating as an independent company between now and sometime in the fourth quarter. And we want to continue to deliver great results, as we’ve done so far this year. So we’ll be — I’ll be kept very busy until that point in time. So I’ll be there.

KRESA: Enri (ph), also say that with respect to all the TRW management that I dealt with during the due diligence, they are all committed. They see this as a big plus. The — even the separation of auto, the people there are excited about their futures and what it can mean for them.

I find nothing but great excitement as opposed to what sometimes you find in situations where companies are being sold. This is — this is an outfit that somehow came to the conclusion this was the right thing to do. And, therefore, they’re just excited to get on with it. And I think they’re — the people are excited to be with Northrop Grumman as the — as the new entity.

ODEEN: Let me add a little, kind of, personal comment on this. Many of you know Si (Simon) Ramo (ph), who’s the R in TRW. Si (Simon) (ph) is the greatest cheerleader for this combination of anybody I’ve ever met. He’s been working both of us for years.

UNIDENTIFIED COMPANY REPRESENTATIVE: Years. OK. Years. OK.

ODEEN: And Si (Simon) (ph) is very excited. In fact, I think Kent called Si (Simon) (ph) last night to tell him about the outcome. And I think it gets back to the culture issue, as well and, I guess in Frank Wolf’s (ph) question. I think Si (ph) is convinced that this will be a great combination. And I certainly agree.

UNIDENTIFIED CALLER: (INAUDIBLE), in the corporate (INAUDIBLE) at Northrop, where you ever tempted to ask for cash and if not, why? And just another question for Mr. Kresa (ph). Are you willing to take a second look at your offer if there’s a (INAUDIBLE) for anyone else?

UNIDENTIFIED COMPANY REPRESENTATIVE: You want to...

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, I think, you know, the board — we had a number of very interesting parties. We had a number of, I think, very good bids. The board made a very careful decision. And, as I said, they were unanimous that this was — the board felt and I agree fully, was the best value for our shareholders.

We’re excited about being — we’ll be a major shareholder at Northrop Grumman. We think the combined company is going to be a real powerhouse. And we see the future prospects for that stock as being outstanding. And so, I know I and I’m sure my colleagues all are pleased to be — we will be Northrop Grumman shareholders. And we think the shares — the shares in their stock will be a great plus for us.

UNIDENTIFIED COMPANY REPRESENTATIVE: To partially answer your question, as you heard, there’s a breakup fee of $275 million in this deal if it was something else on the table. And beyond that, I won’t comment.

O’BRIEN: Well, I think (ph) I will (ph) thank all (INAUDIBLE) joining us today. We (INAUDIBLE) Northrop Grumman and TRW. And (INAUDIBLE). On the Webcast, we are signing off now for the Webcast, as well.

UNIDENTIFIED COMPANY REPRESENTATIVE: OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: Thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE: Great.

END